This Amended and Restated Pricing Supplement No. 2018-USNCH1012 is being filed to revise the underwriting fee and include the definition of “interest determination date.”

The information in this preliminary pricing supplement is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This preliminary pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities, nor are they soliciting an offer to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 21, 2018

Citigroup Global Markets Holdings Inc.	March , 2018 Medium-Term Senior Notes, Series N Amended and Restated Pricing Supplement No. 2018-USNCH1012 Filed Pursuant to Rule 424(b)(3) Registration Statement Nos. 333-216372 and 333-216372-01

Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

▪	From and including the original issue date to but excluding the maturity date, the notes will bear interest during each monthly interest period at a variable rate per annum equal to the lagging year-over-year percentage change in the Consumer Price Index (“CPI,” as described below under “Key Terms—CPI percent change”) plus a spread of 1.00%, subject to a minimum interest rate of 0.00% for any monthly interest period. Because the CPI is one measure of price inflation in the United States, the return on your notes will depend on U.S. inflation levels, as measured by the CPI. The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg Page “CPURNSA” (or any successor page).

▪	The notes are senior unsecured debt obligations of Citigroup Global Markets Holdings Inc. and are guaranteed by Citigroup Inc. All payments due on the notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

▪	It is important for you to consider the information contained in this pricing supplement together with the information contained in the accompanying prospectus supplement and prospectus before you decide to invest in the notes. The description of the notes below supplements, and to the extent inconsistent with replaces, the description of the general terms of the notes set forth in the accompanying prospectus supplement and prospectus.

KEY TERMS
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc.
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Aggregate stated principal amount:	$
Pricing date:	March , 2018 (expected to be March 2, 2018)
Original issue date:	March , 2018 (two business days after the pricing date)
Maturity date:	March , 2028 (expected to be March 6, 2028). If the maturity date is not a business day, then the payment required to be made on the maturity date will be made on the next succeeding business day with the same force and effect as if it had been made on the maturity date. No additional interest will accrue as a result of delayed payment.
Principal due at maturity:	Full principal amount due at maturity
Payment at maturity:	$1,000 per note plus any accrued and unpaid interest
Interest rate per annum:	For each monthly interest period, the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% for any interest period
CPI or Consumer Price Index:	The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page). See “Determination of the Level of the Consumer Price Index” in this pricing supplement for more information.
CPI percent change:	(final CPI level – initial CPI level) / initial CPI level
Initial CPI level:	For each monthly interest period, the CPI level for the calendar month that is fifteen calendar months prior to the month of the interest payment date that begins such interest period (or, in the case of the initial interest period, the calendar month that is fifteen calendar months prior to the month of the original issue date)
Final CPI level:	For each monthly interest period, the CPI level for the calendar month that is three calendar months prior to the month of the interest payment date that begins such interest period (or, in the case of the initial interest period, the calendar month that is three calendar months prior to the month of the original issue date)
Interest period:	The one-month period from the original issue date to but excluding the immediately following interest payment date, and each successive one-month period from and including an interest payment date to but excluding the next interest payment date
Interest payment dates:	Expected to be the 6th day of each month, beginning on April , 2018 (expected to be April 6, 2018) and ending on the maturity date
Interest determination dates:	For each interest period, the second business day preceding the date that begins such interest period.
Day count convention:	30/360 Unadjusted
Business day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
CUSIP / ISIN:	17324CS56 / US17324CS565
Listing:	The notes will not be listed on any securities exchange and, accordingly, may have limited or no liquidity. You should not invest in the notes unless you are willing to hold them to maturity.
Underwriter:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of the issuer, acting as principal. See “General Information—Supplemental information regarding plan of distribution; conflicts of interest” in this pricing supplement.
Underwriting fee and issue price:	Issue Price(1)(2)	Underwriting fee(3)(4)	Proceeds to issuer(4)
Per note:	$1,000.00	$20.00	$980.00
Total:	$	$	$

(1) Citigroup Global Markets Holdings Inc. currently expects that the estimated value of the notes on the pricing date will be between $965.00 and $985.00 per note, which will be less than the issue price. The estimated value of the notes is based on CGMI’s proprietary pricing models and our internal funding rate. It is not an indication of actual profit to CGMI or other of our affiliates, nor is it an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you at any time after issuance. See “Valuation of the Notes” in this pricing supplement.

(2) The issue price for investors purchasing the notes in fee-based advisory accounts will be $980.00 per note, assuming no custodial fee is charged by a selected dealer, and up to $985.00 per note, assuming the maximum custodial fee is charged by a selected dealer. See “General Information—Fees and selling concessions” in this pricing supplement.

(3) CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $20.00 for each $1,000 note sold in this offering (or up to $5.00 for each note sold to fee-based advisory accounts). Selected dealers not affiliated with CGMI will receive a selling concession of up to $20.00 for each note they sell other than to fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts. See “General Information—Fees and selling concessions” in this pricing supplement. In addition to the underwriting fee, CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. See “Use of Proceeds and Hedging” in the accompanying prospectus.

(4) The per note proceeds to Citigroup Global Markets Holdings Inc. indicated above represent the minimum per note proceeds to Citigroup Global Markets Holdings Inc. for any note, assuming the maximum per note underwriting fee of $20.00. As noted in footnote (3), the underwriting fee is variable.

Investing in the notes involves risks not associated with an investment in conventional fixed-rate debt securities. See “Risk Factors” beginning on page PS-2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and the accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus, each of which can be accessed via the hyperlink below.

Prospectus Supplement and Prospectus each dated April 7, 2017

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

Risk Factors

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in the accompanying prospectus supplement and in the documents incorporated by reference in the accompanying prospectus, including Citigroup Inc.’s most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to the business of Citigroup Inc. more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers before you decide to invest in the notes.

■	The amount of interest payable on the notes will vary and may be zero. The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary based on the lagging year-over-year percentage change in the CPI, which we refer to as the CPI percent change (as defined above in “Key Terms—CPI percent change”). The notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% per annum for any interest period. If the CPI percent change for any interest period is less than or equal to -1.00%, the interest on your notes for the applicable period will be 0.00%. The per annum interest rate determined for each monthly interest period is applicable only to that period; interest payments for any other monthly interest period will vary.

■	Variations in the interest rate on the notes from one month to the next may be significant. The interest rate applicable to any monthly interest period will be based on the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the interest payment date that begins that interest period (or, in the case of the initial interest period, the one-year period ending three months prior to the month of the original issue date). This method of measuring the CPI percent change may be more volatile than alternative methods that could have been used, such as a comparison of the average level of the CPI in one year to the average level of the CPI in another year. Moreover, unlike the measure of inflation used by the Federal Reserve in setting monetary policy, the CPI includes particularly volatile elements such as food and energy items. If the prices of these items fluctuate dramatically year-over-year, they may also cause the CPI to experience significant fluctuations. For example, if the price of gasoline falls dramatically from one July to the next, the level of the CPI may similarly decline.

■	The yield on the notes may be lower than the yield on a standard debt security of comparable maturity. The interest rate on the notes will vary depending on changes in the level of the CPI and may be as low as 0.00% per annum for any interest period. Accordingly, the rate applicable to any interest period may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity. The Federal Reserve currently targets an inflation rate of 2.00% per year, as measured by “core” inflation measures (excluding items that tend to fluctuate often or dramatically, such as food and energy items). You should understand that if the Federal Reserve is successful in reaching and maintaining a stable target rate, and if changes in the level of the CPI correspond to this target rate, the effective yield on your notes will be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

■	Many factors, including United States monetary policy, may influence U.S. inflation rates, and could materially and adversely affect the value of the notes. The Federal Reserve uses the tools of monetary policy, including conducting open market operations, imposing reserve requirements, permitting depository institutions to hold contractual clearing balances and extending credit through its discount window facility, to alter the federal funds rate, which in turn affects the U.S. money supply, interest rates and rates of inflation. One way that the Federal Reserve might foster price stability and reduce inflation is to raise the target federal funds rate. If the Federal Reserve employs monetary policy to reduce inflation, the level of the CPI may decrease or experience a lower rate of change, which would adversely affect the amount of one or more interest payments to you.

Although we expect U.S. monetary policy to influence the rate of inflation and, accordingly, the level of the CPI, inflation is influenced by a number of unpredictable factors and there can be no assurance that the Federal Reserve’s policies or actions will be effective. For example, in 2009, despite multiple measures taken by the Federal Reserve to provide liquidity to the economy, inflation rates remained extremely low. Other factors that influence interest rates or inflation rates generally may include sentiment regarding underlying strength in the U.S., European and global economies, expectations regarding the level of price inflation, sentiment regarding credit quality in U.S., European and global credit markets, supply and demand of various consumer goods, services and energy resources and the performance of capital markets generally.

■	The CPI percent change may not reflect the actual levels of inflation affecting holders of the notes. The CPI is just one measure of price inflation in the United States and, therefore, may not reflect the actual levels of inflation affecting holders of the notes. Further, your per annum interest rate for each monthly interest period is based on the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the month of the interest payment date that begins that interest period (or, in the case of the initial interest period, the lagging year-over-year percentage change in the level of the CPI for the one-year period ending three months prior to the month of the original issue date). Accordingly, an investment in the notes should not be expected to fully offset any costs of inflation actually experienced by investors during the term of the notes.

■	The notes are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., and any actual or perceived changes to the creditworthiness of either entity may adversely affect the value of the notes. You are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the notes and Citigroup Inc. defaults on its guarantee obligations, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of the

March 2018	PS-2

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

creditworthiness of Citigroup Global Markets Holdings Inc. or Citigroup Inc. Any decline, or anticipated decline, in the credit ratings of either entity or any increase, or anticipated increase, in the credit spreads of either entity is likely to adversely affect the value of the notes.

■	You will be entitled to receive the full principal amount of your notes, subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc., only if you hold the notes to maturity. Because the value of the notes may fluctuate, if you are able to sell your notes in the secondary market prior to maturity, you may receive less than the stated principal amount.

■	The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity. The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity. Accordingly, an investor must be prepared to hold the notes until maturity.

■	The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price. The difference is attributable to certain costs associated with selling, structuring and hedging the notes that are included in the issue price. These costs include (i) the selling concessions paid in connection with the offering of the notes, (ii) hedging and other costs incurred by us and our affiliates in connection with the offering of the notes and (iii) the expected profit (which may be more or less than actual profit) to CGMI or other of our affiliates in connection with hedging our obligations under the notes. These costs adversely affect the economic terms of the notes because, if they were lower, the economic terms of the notes would be more favorable to you. The economic terms of the notes are also likely to be adversely affected by the use of our internal funding rate, rather than our secondary market rate, to price the notes. See “The estimated value of the notes would be lower if it were calculated based on our secondary market rate” below.

■	The estimated value of the notes was determined for us by our affiliate using proprietary pricing models. CGMI derived the estimated value disclosed on the cover page of this pricing supplement from its proprietary pricing models. In doing so, it may have made discretionary judgments about the inputs to its models, such as the level and volatility of the CPI, interest and yield rates in the market generally, the volatility of those rates and interest rates. CGMI’s views on these inputs may differ from your or others’ views, and as an underwriter in this offering, CGMI’s interests may conflict with yours. Both the models and the inputs to the models may prove to be wrong and therefore not an accurate reflection of the value of the notes. Moreover, the estimated value of the notes set forth on the cover page of this pricing supplement may differ from the value that we or our affiliates may determine for the notes for other purposes, including for accounting purposes. You should not invest in the notes because of the estimated value of the notes. Instead, you should be willing to hold the notes to maturity irrespective of the initial estimated value.

■	The estimated value of the notes would be lower if it were calculated based on our secondary market rate. The estimated value of the notes included in this pricing supplement is calculated based on our internal funding rate, which is the rate at which we are willing to borrow funds through the issuance of the notes. Our internal funding rate is generally lower than our secondary market rate, which is the rate that CGMI will use in determining the value of the notes for purposes of any purchases of the notes from you in the secondary market. If the estimated value included in this pricing supplement were based on our secondary market rate, rather than our internal funding rate, it would likely be lower. We determine our internal funding rate based on factors such as the costs associated with the notes, which are generally higher than the costs associated with conventional debt securities, and our liquidity needs and preferences. Our internal funding rate is not the same as the rate at which interest is payable on the notes.

Because there is not an active market for traded instruments referencing our outstanding debt obligations, CGMI determines our secondary market rate based on the market price of traded instruments referencing the debt obligations of Citigroup Inc., our parent company and the guarantor of all payments due on the notes, but subject to adjustments that CGMI makes in its sole discretion. As a result, our secondary market rate is not a market-determined measure of our creditworthiness, but rather reflects the market’s perception of our parent company’s creditworthiness as adjusted for discretionary factors such as CGMI’s preferences with respect to purchasing the notes prior to maturity.

■	The estimated value of the notes is not an indication of the price, if any, at which CGMI or any other person may be willing to buy the notes from you in the secondary market. Any such secondary market price will fluctuate over the term of the notes based on the market and other factors described in the next risk factor. Moreover, unlike the estimated value included in this pricing supplement, any value of the notes determined for purposes of a secondary market transaction will be based on our secondary market rate, which will likely result in a lower value for the notes than if our internal funding rate were used. In addition, any secondary market price for the notes will be reduced by a bid-ask spread, which may vary depending on the aggregate stated principal amount of the notes to be purchased in the secondary market transaction, and the expected cost of unwinding related hedging transactions. As a result, it is likely that any secondary market price for the notes will be less than the issue price.

■	The value of the notes prior to maturity will fluctuate based on many unpredictable factors. The value of your notes prior to maturity will fluctuate based on the level and volatility of the CPI, interest and yield rates in the market generally, as well as the

March 2018	PS-3

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

volatility of those rates, the time remaining to maturity of the notes, fluctuations in the prices of various consumer goods, services and energy resources, inflation and expectations concerning inflation in the United States, a variety of economic, financial, political, regulatory or judicial events affecting the CPI, inflation in the United States, the U.S. economy or debt markets generally, the time remaining to maturity and our creditworthiness, as reflected in our secondary market rate. You should understand that the value of your notes at any time prior to maturity may be significantly less than the issue price.

■	Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment. The amount of this temporary upward adjustment will steadily decline to zero over the temporary adjustment period. See “Valuation of the Notes” in this pricing supplement.

■	An investment in the notes may be more risky than an investment in notes with a shorter term. The notes have a term of ten years. By purchasing notes with a longer term, you will bear greater exposure to fluctuations in interest rates than if you purchased a note with a shorter term. In particular, you may be negatively affected if interest rates begin to rise, because the interest rate applicable to your notes during a particular interest period may be less than the amount of interest you could earn on other investments available at such time. If you tried to sell your notes at such time, the value of your notes in any secondary market transaction would also be adversely affected.

■	The CPI itself and the way the CPI is calculated may change in the future and could adversely affect the value of the notes. The CPI is calculated and published by the Bureau of Labor Statistics of the U.S. Labor Department (the “BLS”). The BLS may change the method by which it calculates the CPI. Changes in the way the CPI is calculated could reduce the level of the CPI, which could reduce the amount of one or more interest payments to you and, accordingly, the value of your notes. Further, if the CPI is discontinued or substantially altered, the calculation agent may have the sole discretion to substitute a successor index that is comparable to the CPI, which may also adversely affect the amount of one or more interest payments to you and the value of your notes.

■	You will have no rights against the publishers of the CPI. You will have no rights against the BLS, the publisher of the CPI, even though the amount you receive on each interest payment date will depend upon the level of the CPI. The BLS is not in any way involved in this offering and has no obligations relating to the notes or the holders of the notes.

■	The historical performance of the CPI is not an indication of its future performance. The historical levels of the CPI, which are included in this pricing supplement, should not be taken as an indication of the future levels of the CPI during the term of the notes. Changes in the level of the CPI will affect the value of the notes, but it is impossible to predict whether the level of the CPI will rise or fall.

■	The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes. Citigroup Financial Products, Inc., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citigroup Financial Products, Inc. will determine, among other things, each initial CPI level and each final CPI level and will calculate the related CPI percent change, interest rate and payment to you on each interest payment date. Any of these determinations or calculations made by Citigroup Financial Products, Inc. in its capacity as calculation agent, including with respect to the calculation of the level of the CPI in the event of the unavailability of the level of the CPI, may adversely affect the amount of one or more interest payments to you.

General Information
U.S. federal income tax considerations:

Based on current market conditions, we expect to treat the notes as “variable rate debt instruments” for U.S. federal income tax purposes. Except where stated otherwise, the remaining discussion assumes that the notes are treated as variable rate debt instruments. The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Internal Revenue Code of 1986, as amended.

Stated interest on the notes will be taxable to a U.S. Holder (as defined in the accompanying prospectus supplement) as ordinary interest income at the time it accrues or is received in accordance with the holder’s method of tax accounting. Upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the disposition (other than any amount attributable to accrued interest, which will be treated as a payment of interest) and the holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note will generally equal the purchase price paid to acquire the note. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder held the note for more than one year at the time of disposition.

However, the Internal Revenue Service (the “IRS”) or a court might not agree with the treatment of the notes as variable rate debt instruments. Moreover, our treatment of the notes for U.S. federal income tax purposes will be based on market conditions as of the pricing date, and the final Pricing Supplement for the notes will provide further information regarding the treatment. If the notes are not treated as variable rate debt instruments, they will instead be treated as “contingent

March 2018	PS-4

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

payment debt instruments.” If the notes were treated as contingent payment debt instruments, (i) a U.S. Holder would be required to recognize interest income based on our “comparable yield” for a similar non-contingent debt instrument and a “projected payment schedule” in respect of the notes, adjusted each year to take account for the difference between the actual and the projected payments in that year, and (ii) gain with respect to a note would be treated as ordinary income.

Subject to the discussions in “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” and “—FATCA” in the accompanying prospectus supplement, if you are a Non-U.S. Holder (as defined in the accompanying prospectus supplement) of notes, under current law you generally will not be subject to U.S. federal withholding or income tax in respect of payments on or amounts received on the sale, exchange or retirement of the notes, provided that (i) income in respect of the notes is not effectively connected with your conduct of a trade or business in the United States, and (ii) you comply with the applicable certification requirements. See “United States Federal Tax Considerations—Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement for a more detailed discussion of the rules applicable to Non-U.S. Holders of the notes.

If withholding tax applies to the notes, we will not be required to pay any additional amounts with respect to amounts withheld.

You should read the section entitled “United States Federal Tax Considerations” in the accompanying prospectus supplement. The preceding discussion, when read in combination with that section, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of owning and disposing of the notes.

You should also consult your tax adviser regarding all aspects of the U.S. federal tax consequences of an investment in the notes and any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Trustee:	The Bank of New York Mellon (as trustee under an indenture dated March 8, 2016) will serve as trustee for the notes.
Use of proceeds and hedging:

The net proceeds received from the sale of the notes will be used for general corporate purposes and, in part, in connection with hedging our obligations under the notes through one or more of our affiliates.

Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more instruments, such as options, swaps and/or futures, and/or taking positions in any other available securities or instruments that we may wish to use in connection with such hedging. It is possible that our affiliates may profit from this hedging activity, even if the value of the notes declines. Profit or loss from this hedging activity could affect the price at which Citigroup Global Markets Holdings Inc.’s affiliate, CGMI, may be willing to purchase your notes in the secondary market. For further information on our use of proceeds and hedging, see “Use of Proceeds and Hedging” in the accompanying prospectus.

ERISA and IRA purchase considerations:	Please refer to “Benefit Plan Investor Considerations” in the accompanying prospectus supplement for important information for investors that are ERISA or other benefit plans or whose underlying assets include assets of such plans.
Fees and selling concessions:

CGMI, an affiliate of Citigroup Global Markets Holdings Inc. and the underwriter of the sale of the notes, is acting as principal and will receive an underwriting fee of up to $20.00 for each note sold in this offering (or up to $5.00 for each note sold to fee-based advisory accounts). The actual underwriting fee will be equal to $20.00 for each note sold by CGMI directly to the public and will otherwise be equal to the selling concession provided to selected dealers, as described in this paragraph. CGMI will pay selected dealers not affiliated with CGMI a selling concession of up to $20.00 for each note they sell to accounts other than fee-based advisory accounts. CGMI will pay selected dealers not affiliated with CGMI, which may include dealers acting as custodians, a variable selling concession of up to $5.00 for each note they sell to fee-based advisory accounts.

Additionally, it is possible that CGMI and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors” above and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Selling concessions allowed to dealers in connection with the offering may be reclaimed by the underwriter if, within 30 days of the offering, the underwriter repurchases the notes distributed by such dealers.

March 2018	PS-5

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

Supplemental information regarding plan of distribution; conflicts of interest:

The terms and conditions set forth in the Amended and Restated Global Selling Agency Agreement dated April 7, 2017 among Citigroup Global Markets Holdings Inc., Citigroup Inc. and the agents named therein, including CGMI, govern the sale and purchase of the notes.

The notes will not be listed on any securities exchange.

In order to hedge its obligations under the notes, Citigroup Global Markets Holdings Inc. expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the sections “Risk Factors—The estimated value of the notes on the pricing date, based on CGMI’s proprietary pricing models and our internal funding rate, will be less than the issue price,” and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

CGMI is an affiliate of Citigroup Global Markets Holdings Inc. Accordingly, the offering of the notes will conform with the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 5121 of the Conduct Rules of the Financial Industry Regulatory Authority, Inc. Client accounts over which Citigroup Inc., its subsidiaries or affiliates of its subsidiaries have investment discretion are not permitted to purchase the notes, either directly or indirectly, without the prior written consent of the client.

See “Plan of Distribution; Conflicts of Interest” in the accompanying prospectus supplement for more information.

Calculation agent:	Citigroup Financial Products, Inc., an affiliate of Citigroup Global Markets Holdings Inc., will serve as calculation agent for the notes. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Global Markets Holdings Inc., Citigroup Inc. and the holders of the notes. Citigroup Financial Products, Inc. is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.
Paying agent:	Citibank, N.A. will serve as paying agent and registrar and will also hold the global security representing the notes as custodian for The Depository Trust Company.
Contact:	Clients may contact their local brokerage representative.

We encourage you to also read the accompanying prospectus supplement and prospectus, which can be accessed via the hyperlink on the front page of this pricing supplement, before you decide to invest in the notes.

March 2018	PS-6

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

How Interest Payments on the Notes Work

From and including the original issue date to but excluding the maturity date, the notes will bear interest during each monthly interest period at a per annum rate equal to the CPI percent change determined for that interest period plus 1.00%, subject to a minimum interest rate of 0.00% for any interest period.

The CPI percent change applicable to any monthly interest period will be the percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the interest payment date that begins that interest period (or, in the case of the initial interest period, the one-year period ending three months prior to the month of the original issue date). For example, the interest payment that you will receive on April , 2018 (expected to be April 6, 2018), the first scheduled interest payment date, will depend on the year-over-year percentage change in the level of the CPI from December 2016 to December 2017.

Interest will be payable to the persons in whose names the notes are registered at the close of business on the business day preceding each interest payment date. If a scheduled interest payment date is not a business day, interest will be paid on the next succeeding business day, unless that day falls in the next calendar month, in which case interest will be paid on the first preceding business day, in each case with the same force and effect as if it has been paid on the scheduled interest payment date. No additional interest will accrue as a result of delayed payment.

During each interest period, interest payments will be calculated on the basis of a 360-day year consisting of twelve 30-day months. The amount of each interest payment, if any, will equal (i) the stated principal amount of the notes multiplied by the interest rate in effect during the applicable interest period divided by (ii) 12.

The following table sets forth hypothetical per annum interest rates based on various levels of the CPI, assuming a hypothetical initial CPI level of 250.00. The hypothetical CPI percent changes and the hypothetical per annum interest rates have been rounded for ease of analysis.

Hypothetical Final CPI Level	Hypothetical CPI Percent Change(1)	Hypothetical Per Annum Interest Rate(2)
242.500	-3.00%	0.00%
245.000	-2.00%	0.00%
247.500	-1.00%	0.00%
250.000	0.00%	1.00%
252.500	1.00%	2.00%
255.000	2.00%	3.00%
257.500	3.00%	4.00%
260.000	4.00%	5.00%
262.500	5.00%	6.00%
265.000	6.00%	7.00%
267.500	7.00%	8.00%
270.000	8.00%	9.00%

_______________________________

(1) Hypothetical CPI percent change = The percentage change in the level of the CPI measured over the one-year period ending three months prior to the month of the interest payment date that begins that interest period (or, in the case of the initial interest period, the one-year period ending three months prior to the month of the original issue date).

(2) Hypothetical per annum interest rate = the hypothetical CPI percent change determined for that interest period plus 1.00%, subject to a minimum of 0.00% for any interest period.

March 2018	PS-7

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

Determination of the Level of the Consumer Price Index

The CPI refers to the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg page “CPURNSA” (or any successor page) or any successor index as described below. The U.S. Bureau of Labor Statistics (“BLS”), an agency within the United States Department of Labor, publishes CPI data monthly.

If the CPI for any relevant month is not published on Bloomberg page “CPURNSA” (or any successor page) by 3:00 p.m. New York City time on the relevant interest determination date, but has otherwise been reported by the BLS, then the calculation agent will determine the CPI as reported by the BLS for such month using such other source as on its face, after consultation with Citigroup Inc., appears to accurately set forth the CPI as reported by the BLS.

To determine each initial CPI level and each final CPI level, the calculation agent will use the most recently available level of the CPI, determined as described above, on the relevant interest determination date, even if such level has been adjusted from a previously reported level for the relevant month. However, if an initial CPI level or final CPI level used by the calculation agent on any interest determination date to determine the applicable interest rate for the related interest period is subsequently revised by the BLS, the interest rate determined on such interest determination date will not be revised.

If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

If, while the notes are outstanding, the CPI is discontinued or is substantially altered, as determined in the sole discretion of the calculation agent, the level of the CPI will be determined by reference to (a) the substitute index chosen by the Secretary of the Treasury for the United States Department of the Treasury’s Inflation-Protected Securities, as described in Appendix B, Section I, Paragraph B.4 of Part IV of 69 Federal Register, No. 144 (July 28, 2004), or (b) if no such index is chosen, the successor index chosen by the calculation agent, in its sole discretion, acting in good faith and using its reasonable judgment. If the calculation agent determines at that time, in its sole discretion, that there is no appropriate successor index, or that the level of the CPI is not available for any other reason, the calculation agent will determine the level of the CPI by a computation methodology that the calculation agent determines will replicate the CPI as closely as reasonably possible under the circumstances.

Upon any selection of a successor index by the calculation agent, the calculation agent will cause notice to be furnished to us and to the trustee, who will provide notice of such selection to the registered holders of the notes.

March 2018	PS-8

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

Description of the Consumer Price Index

Unless otherwise stated, we have derived all information regarding the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers provided in this pricing supplement, including its composition and method of calculation, from publicly available sources. Such information reflects the policies of, and is subject to change by, the BLS. The BLS is under no obligation to continue to produce, and may discontinue or suspend the production of, the CPI at any time. We have not independently verified any information relating to the CPI.

The BLS began calculating and publishing the CPI in January 1978 and publishes CPI data every month. The CPI level for any particular month is published during the following month. The CPI is a measure of the average change in the prices of consumer goods and services, representing the buying habits of the residents of urban or metropolitan areas in the United States.

The CPI market basket is created from detailed expenditure information provided by families and individuals on what they actually bought during certain periods of time. Approximately 7,000 families in the United States provided information on their expenditures in quarterly interviews. For information on frequently purchased items, such as food and personal care products, another 7,000 families kept diaries listing everything they purchased during a two-week period. The eight major groups of goods and services included in the CPI basket are food and beverages, housing, apparel, transportation, medical care, recreation, education and communication and other goods and services. The CPI excludes taxes that are not directly associated with the purchase of consumer goods and services, as well as investment items.

To assess market prices for the goods and services included in the CPI market basket, the BLS data collectors visit or call thousands of retail stores, service establishments, rental units and doctors’ offices to obtain price information on thousands of items each month. During each visit or call, the data collectors gather price information on a good or service that was specifically defined during an earlier visit. If that item is still available, the data collector records the price. If that item is no longer available or there have been changes to its quality or quantity since the last time prices were collected, the data collector selects a new item or records the quality change relating to the current item. The recorded price information is then sent to the BLS where commodity specialists, who have detailed knowledge of the particular goods or services priced, review the data for accuracy and consistency and seek, through complex adjustments based on statistical analysis, to prevent changes in the quality of items from affecting the CPI’s measurement of price change.

Price changes for the goods or services included in the CPI market basket are averaged together with weights that represent their importance in the spending of urban households in the United States. The BLS periodically updates the goods and services included in the CPI market basket, as well as the weights assigned to the various items, to account for changes in broader consumer spending patterns.

Any changes in the prices of the goods or services included in the CPI market basket is then compared to a reference base, which is the average index level (representing the average price level) for the 36-month period covering the years 1982, 1983 and 1984 and which is set at 100. A positive index level change of 1 signifies a 1% increase in prices since the reference period, while a negative index level change of 1 signifies a 1% decrease in prices since the reference period.

The notes are linked to the non-seasonally adjusted CPI. Consequently, there is no elimination of the effect of changes that tend to occur at the same time and with approximately the same magnitude each year (e.g., those changes relating to holidays or climate patterns).

The notes represent obligations of Citigroup Inc. only. The notes have not been passed on by BLS. The notes are not sponsored, endorsed, sold or promoted by BLS and BLS makes no warranties and bears no liability with respect to the notes.

March 2018	PS-9

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

Historical Information on the Consumer Price Index

The following table sets forth the published levels of the CPI as reported by the BLS for the period from January 2008 through December 2017. We obtained the information in the table below from Bloomberg Financial Markets, without independent verification. The historical levels of the CPI should not be taken as an indication of future levels, and no assurance can be given as to the level of the CPI for any relevant month.

Historical Levels of the CPI
Month	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
January	211.08	211.143	216.687	220.223	226.665	230.280	233.916	233.707	236.916	242.839
February	211.693	212.193	216.741	221.309	227.663	232.166	234.781	234.722	237.111	243.603
March	213.528	212.709	217.631	223.467	229.392	232.773	236.293	236.119	238.132	243.801
April	214.823	213.240	218.009	224.906	230.085	232.531	237.072	236.599	239.261	244.524
May	216.632	213.856	218.178	225.964	229.815	232.945	237.900	237.805	240.236	244.733
June	218.815	215.693	217.965	225.722	229.478	233.504	238.343	238.638	241.038	244.955
July	219.964	215.351	218.011	225.922	229.104	233.596	238.250	238.654	240.647	244.786
August	219.086	215.834	218.312	226.545	230.379	233.877	237.852	238.316	240.853	245.519
September	218.783	215.969	218.439	226.889	231.407	234.149	238.031	237.945	241.428	246.819
October	216.573	216.177	218.711	226.421	231.317	233.546	237.433	237.838	241.729	246.663
November	212.425	216.330	218.803	226.230	230.221	233.069	236.151	237.336	241.353	246.669
December	210.228	215.949	219.179	225.672	229.601	233.049	234.812	236.525	241.432	246.524

The following table sets forth the year-over-year percentage change in the level of the CPI given the historical levels reported above. The historical figures below should not be taken as an indication of any future value of the CPI percent change that would apply during the term of the notes.

	Historical Year-Over-Year Percentage Change in the Level of the CPI
Month	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017
January	4.28%	0.03%	2.63%	1.63%	2.93%	1.60%	1.58%	-0.09%	1.37%	2.50%
February	4.03%	0.24%	2.14%	2.11%	2.87%	1.98%	1.13%	-0.03%	1.02%	2.74%
March	3.98%	-0.38%	2.31%	2.68%	2.65%	1.47%	1.51%	-0.07%	0.85%	2.38%
April	3.94%	-0.74%	2.24%	3.16%	2.30%	1.06%	1.95%	-0.20%	1.13%	2.20%
May	4.18%	-1.28%	2.02%	3.57%	1.70%	1.36%	2.13%	-0.04%	1.02%	1.87%
June	5.02%	-1.43%	1.05%	3.56%	1.66%	1.75%	2.07%	0.12%	1.01%	1.63%
July	5.60%	-2.10%	1.24%	3.63%	1.41%	1.96%	1.99%	0.17%	0.84%	1.72%
August	5.37%	-1.48%	1.15%	3.77%	1.69%	1.52%	1.70%	0.20%	1.06%	1.94%
September	4.94%	-1.29%	1.14%	3.87%	1.99%	1.19%	1.66%	-0.04%	1.46%	2.23%
October	3.66%	-0.18%	1.17%	3.53%	2.16%	0.96%	1.66%	0.17%	1.64%	2.04%
November	1.07%	1.84%	1.14%	3.39%	1.76%	1.24%	1.32%	0.50%	1.69%	2.20%
December	0.09%	2.72%	1.50%	2.96%	1.74%	1.50%	0.76%	0.73%	2.07%	2.11%

The following graph shows the published levels of the CPI as reported by the BLS for the period from January 2008 through December 2017. Past movements of the CPI are not indicative of future CPI levels. Changes in the CPI will affect the value of the notes and the interest payments on the notes but it is impossible to predict whether the CPI will rise or fall.

March 2018	PS-10

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

Additional Information

We reserve the right to withdraw, cancel or modify any offering of the notes and to reject orders in whole or in part prior to their issuance.

Valuation of the Notes

CGMI calculated the estimated value of the notes set forth on the cover page of this pricing supplement based on proprietary pricing models. CGMI’s proprietary pricing models generated an estimated value for the notes by estimating the value of a hypothetical package of financial instruments that would replicate the payout on the notes, which consists of a fixed-income bond (the “bond component”) and one or more derivative instruments underlying the economic terms of the notes (the “derivative component”). CGMI calculated the estimated value of the bond component using a discount rate based on our internal funding rate. CGMI calculated the estimated value of the derivative component based on a proprietary derivative-pricing model, which generated a theoretical price for the instruments that constitute the derivative component based on various inputs, including the factors described under “Risk Factors—The value of the notes prior to maturity will fluctuate based on many unpredictable factors” in this pricing supplement, but not including our and Citigroup Inc.’s creditworthiness. These inputs may be market-observable or may be based on assumptions made by CGMI in its discretionary judgment.

The estimated value of the notes is a function of the terms of the notes and the inputs to CGMI’s proprietary pricing models. The range for the estimated value of the notes set forth on the cover page of this preliminary pricing supplement reflects uncertainty on the date of this preliminary pricing supplement about the inputs to CGMI’s proprietary pricing models on the pricing date.

For a period of approximately six months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined. This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes. The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the six-month temporary adjustment period. However, CGMI is not obligated to buy the notes from investors at any time. See “Risk Factors—The notes will not be listed on a securities exchange and you may not be able to sell them prior to maturity.”

Certain Selling Restrictions

Hong Kong Special Administrative Region

The contents of this pricing supplement and the accompanying prospectus supplement and prospectus have not been reviewed by any regulatory authority in the Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”). Investors are advised to exercise caution in relation to the offer. If investors are in any doubt about any of the contents of this pricing supplement and the accompanying prospectus supplement and prospectus, they should obtain independent professional advice.

The notes have not been offered or sold and will not be offered or sold in Hong Kong by means of any document, other than

(i)	to persons whose ordinary business is to buy or sell shares or debentures (whether as principal or agent); or

(ii)	to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “Securities and Futures Ordinance”) and any rules made under that Ordinance; or

(iii)	in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

There is no advertisement, invitation or document relating to the notes which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits and are not covered by the Hong Kong Deposit Protection Scheme.

Singapore

This pricing supplement and the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore, and the notes will be offered pursuant to exemptions under the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly, the notes may not be offered or sold or made the subject of

March 2018	PS-11

Citigroup Global Markets Holdings Inc.
Floating Rate Notes Linked to the Consumer Price Index Due March , 2028

an invitation for subscription or purchase nor may this pricing supplement or any other document or material in connection with the offer or sale or invitation for subscription or purchase of any notes be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (a) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, (b) to a relevant person under Section 275(1) of the Securities and Futures Act or to any person pursuant to Section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in Section 275 of the Securities and Futures Act, or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. Where the notes are subscribed or purchased under Section 275 of the Securities and Futures Act by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the Securities and Futures Act)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an individual who is an accredited investor, securities (as defined in Section 239(1) of the Securities and Futures Act) of that corporation or the beneficiaries’ rights and interests (howsoever described) in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the relevant securities pursuant to an offer under Section 275 of the Securities and Futures Act except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the Securities and Futures Act or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the Securities and Futures Act; or

(ii)	where no consideration is or will be given for the transfer; or

(iii)	where the transfer is by operation of law; or

(iv)	pursuant to Section 276(7) of the Securities and Futures Act; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Any notes referred to herein may not be registered with any regulator, regulatory body or similar organization or institution in any jurisdiction.

The notes are Specified Investment Products (as defined in the Notice on Recommendations on Investment Products and Notice on the Sale of Investment Product issued by the Monetary Authority of Singapore on 28 July 2011) that is neither listed nor quoted on a securities market or a futures market.

Non-insured Product: These notes are not insured by any governmental agency. These notes are not bank deposits. These notes are not insured products subject to the provisions of the Deposit Insurance and Policy Owners’ Protection Schemes Act 2011 of Singapore and are not eligible for deposit insurance coverage under the Deposit Insurance Scheme.

Prohibition of Sales to EEA Retail Investors

The notes may not be offered, sold or otherwise made available to any retail investor in the European Economic Area.  For the purposes of this provision:

(a)	the expression “retail investor” means a person who is one (or more) of the following:

(i)	a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); or

(ii)	a customer within the meaning of Directive 2002/92/EC, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or

(iii)	not a qualified investor as defined in Directive 2003/71/EC; and

(b)	the expression “offer” includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes offered so as to enable an investor to decide to purchase or subscribe the notes.

© 2018 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.

March 2018	PS-12